Room 4561

June 22, 2007

Mr. Monty A. Houdeshell
Executive Vice President and
Chief Financial Officer
Autobytel Inc.
18872 MacArthur Boulevard
Irvine, CA 92612

>   **Re: Autobytel Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed March 15, 2007**
>   **File No. 000-22239**

Dear Mr. Houdeshell:

   We have reviewed your response letter dated June 18, 2007 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 7. Commitments and Contingencies, page F-32

1.   Please explain to us how you attributed value, in applying the income approach, to the continuing obligation not to sue that gives Dealix the ongoing right to unspecified future patents.

2.   Please tell us whether the settlement obligates you to develop any additional patents to which Dealix has rights to under the agreement. In addition, tell us

whether you are obligated to inform Dealix of any such patents that have been developed.

3.   We note that you cite license transactions across a rather broad definition of intellectual property (brand name, trademarks, logo and business procedures) to support your classification of a portion of the settlement as revenue under Concepts Statement No. 6. Please compare and contrast the intellectual property rights that you have licensed in the past to that which Dealix received. As part of your response, clarify whether you have ever licensed the patent in question to a third party other than Dealix.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief